UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA granted RobecoSAM’s Industry Mover Sustainability Award 2015

Mexico City, Mexico – January 22, 2015 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, announced today that it has been granted the Industry Mover award as part of RobecoSAM’s 2015 “The Sustainability Yearbook”.

In September of 2014, Coca-Cola FEMSA was included for the second consecutive year as a member of the Dow Jones Sustainability Index for Emerging Markets. As one of the top-scoring companies in the beverage industry, it has gained a membership in RobecoSAM’s 2015 “The Sustainability Yearbook”, the world’s most comprehensive publication on corporate sustainability. Every year since 2004, The Sustainability Yearbook has listed the world’s most sustainable companies in each industry as determined by their score in RobecoSAM’s annual Corporate Sustainability Assessment (CSA).

Coca-Cola FEMSA has been granted the 2015 Industry Mover award for its excellent performance in sustainability. This recognition stands out as it is the first time that a Mexican company participates as a member of The Sustainability Yearbook and also the first time that a Mexican corporate receives RobecoSAM’s Industry Mover Sustainability Award.

“We are honored to have been granted such an important award, recognizing our continuous efforts to simultaneously generate economic, social and environmental value in the communities where we operate. As members of the Dow Jones Sustainability Index for Emerging Markets and along with our participation in the Mexican Sustainability Index, we reinforce our leadership and commitment to lead a sustainable business. This recognition challenges us to continue improving our sustainability performance across our entire value chain.” said John Santa Maria Otazua, Chief Executive Officer of Coca-Cola FEMSA.

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About RobecoSAM’s The Sustainability Yearbook

Since 1999, RobecoSAM has been assessing the sustainability performance of the largest listed companies on a yearly basis. 830 companies from 42 different countries participated in the latest RobecoSAM Corporate Sustainability Assessment (CSA) and reported on their performance in financially material ESG (Environmental, Social, and Governance) criteria. Over the years the participation rate has on average steadily grown by 7% annually. With a total of 1,995 assessed companies, this year’s CSA provides a record 87% coverage rate of the total global Yearbook universe market capitalization. In Europe the coverage rate was 92%, in North America 90%, in Asia Pacific 88%, and in the Emerging Markets 61%.

The Yearbook looks back at companies’ sustainability performance in 2014, includes the best 15% per industry and ranks them Gold, Silver or Bronze. The top performing company from each of the 59 industries analyzed is awarded RobecoSAM Industry Leader status. Within the top 15% of each industry, the company that has achieved the largest proportional improvement in its sustainability performance compared to the previous year is named the RobecoSAM Industry Mover.

January 22, 2015	Page 1

All companies that have been included in the Yearbook, but that have not received a medal distinction, are listed as a Sustainability Yearbook Member. In order to be listed in the Yearbook, companies must be within the top 15% of their industry and must achieve a score within 30% of their Industry Leader’s score.

About Coca-Cola FEMSA

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 64 bottling facilities and serves more than 346 million consumers through close to 2,900,000 retailers with more than 120,000 employees worldwide.

January 22, 2015	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: January 22, 2015